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Exhibit 99.1

OPTION EXCHANGE PROGRAM — MESSAGE FROM STEVE DELANEY

The translated versions of this letter are available on Celestica's Intranet website — Global HR — Option Exchange Program:
http://clsdb01.ca-chq.celestica.com/global/comm/homepage/corp_hr_hp.nsf/HTML/Option+Exchange+Program?open

From: Steve Delaney
To: Eligible Celestica Stock Option Holders:

I'm writing to let you know about an opportunity we are hoping to extend to employees who hold stock options.

Over the last few years, share prices of high technology companies, such as ours have, in most cases, declined substantially. As a result, many of our stock options are "underwater" — that is, the market price of our stock is below the exercise price at which you could buy the shares under the option. Those same options, while of no immediate value to you, could result in dilution for our shareholders which has become a concern to investors in recent years. As a result, we have investigated alternatives that rectify the concerns of employees and shareholders.

Later this year, we intend to provide stock option holders a one-time opportunity to exchange options that were granted with an exercise price of US$30 (CAD $40) or greater. The exchange program scheduled for June, 2005, would give you the choice of cancelling eligible options in exchange for US $1.00 per option.

This is, in no way, an indication that we don't have confidence in our company's future or our ability to increase the share price over time. I've talked about the fact that we have a detailed plan to return the company to growth and profitability, and we are well on our way to getting there. All of our efforts are aimed at increasing the share price over time. But, in the meantime, we would like to provide eligible option holders the opportunity to receive some value for their underwater options. As well, by providing this opportunity, we will be addressing the concern of our shareholders, many of whom believe it is not desirable to have a large number of outstanding share options.

Our next step is to ask shareholders to approve this proposal at our Annual General Meeting on April 21. If approval is received, we will let you know promptly. We will also provide you more information about the exchange to help you better understand the opportunity that we're planning to make available in June of this year.

I look forward to contacting you again after the Annual General Meeting.

Regards,
Steve Delaney
Chief Executive Officer

WE ADVISE YOU TO CAREFULLY READ THE OFFER TO EXCHANGE AND OTHER RELEVANT DOCUMENTS TO BE FILED WITH THE SECURITIES AND EXCHANGE COMMISSION AS THEY WILL CONTAIN IMPORTANT INFORMATION REGARDING THE EXCHANGE OFFER. ANY SUCH DOCUMENTS, ONCE FILED, WILL BE AVAILABLE, FREE OF CHARGE, AT THE SECURITY AND EXCHANGE COMMISSION'S WEBSITE AT WWW.SEC.GOV AND FROM CELESTICA'S INVESTOR RELATIONS AT (416) 448-2211.

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Exhibit 99.1
OPTION EXCHANGE PROGRAM — MESSAGE FROM STEVE DELANEY